FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158054, 333-158065, 333-162565, 333-17025, 333-176732, 333-180288 and 333-183806.

Explanatory note

In December 2012, HSBC Holdings plc (“HSBC Holdings”) reached agreement with US authorities in relation to investigations regarding inadequate compliance with anti-money laundering, the US Bank Secrecy Act and sanctions law and gave an undertaking (the “Undertaking”) to the Financial Services Authority (the “FSA”) to comply with certain forward-looking obligations with respect to anti-money laundering and sanctions requirements.

On April 2, 2013 the Financial Conduct Authority (the “FCA”), a successor agency to the FSA, issued a Direction (the “Direction”) to HSBC Holdings.  The Direction replaces the Undertaking. The FCA has released HSBC Holdings from its obligations under the Undertaking.

The Direction referred to above (including the Annex thereto) is attached to this report on Form 6-K as exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Direction to HSBC Holdings from the FCA dated April 2, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:  /s/ Ralph Barber

Name:  Ralph Barber
Title: Group Company Secretary
Date: 12 April 2013